**IAFF-FC Investments LLC**
**Statement of Financial Condition**
**September 30, 2023**

| | |
|---|---|
| **Assets** | |
| Cash | $ 40,092 |
| Prepaid expense | 167 |
| **Total assets** | 40,259 |
| **Liabilities and Member's Equity** | |
| **Liabilities:** | |
| Accounts payable | 7,200 |
| Total liabilities | 7,200 |
| Commitments and contingencies and related party transactions (Notes 5 and 6) | |
| **Member's Equity** | 33,059 |
| **Total liabilities and member's equity** | $ 40,259 |